UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

DILA Capital Acquisition Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
254028103
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254028103	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Dila Capital Sponsor Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 1,699,995
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 1,699,995
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,699,995
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.6%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 254028103	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Eduardo Clave
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 1,699,995
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 1,699,995
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,699,995
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.6%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 254028103	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

DILA Capital Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1395 Brickell Ave., Suite 950, Miami, FL 33131

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Dila Capital Sponsor Group, LLC
(ii)	Eduardo Clave

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 1395 Brickell Ave., Suite 950, Miami, FL 33131.

Item 2(c).	Citizenship:

Dila Capital Sponsor Group, LLC is a Delaware limited liability company, Eduardo Clave is a citizen of Mexico.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

Item 2(e).	CUSIP Number:

25402810

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_____________________

Not Applicable.

CUSIP No. 254028103	13G	Page 5 of 6 Pages

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Dila Capital Sponsor Group, LLC (the “Sponsor”) holds 1,407,995 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), and 292,000 shares of Class A common stock, par value $0.0001 per share, collectively representing approximately 22.6% of the outstanding shares of Class A Common Stock, on an as-converted basis. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s registration statements on Form S-1 (File Nos. 333-254425 and 333-257102) and have no expiration date.

The securities described above are held directly by the Sponsor and indirectly by Eduardo Clave as the manager of the Sponsor. Mr. Clave disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

The aggregate percentage of Class A Common Stock beneficially owned by each of the Reporting Persons is calculated based upon 6,121,980 shares of Class A Common Stock outstanding as of November 19, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2021, adjusted for the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 254028103	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

DILA CAPITAL SPONSOR GROUP, LLC

By:	/s/ Jason T. Simon
Name: Jason T. Simon
Title: Attorney-in-Fact*

/s/ Jason T. Simon
Jason T. Simon, Attorney-in-Fact for Eduardo Clave*

* The Powers of Attorney given by each of Dila Capital Sponsor Group, LLC and Eduardo Clave were previously filed as exhibits 24.1 to the Form 3s filed by Dila Capital Sponsor Group, LLC and Eduardo Clave with the SEC on June 15, 2021 and are herein incorporated by reference.